SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                                Dated May 11, 2004

                         Commission File Number: 0-31376


                              MILLEA HOLDINGS, INC.
                 (Translation of Registrant's name into English)
                Otemachi First Square, 1-5-1 Otemachi, Chiyoda-ku
                              Tokyo 100-0004, Japan
                    (Address of principal executive offices)



                  Indicate by check mark whether the Registrant
                     files or will file annual reports under
                        cover of Form 20-F or Form 40-F:
                           Form 20-F [X] Form 40-F [ ]


                       Indicate by check mark whether the
                    Registrant by furnishing the information
                     contained in this form is also thereby
                                   furnishing
                        the information to the Commission
                           pursuant to Rule 12g3-2(b)
                          under the Securities Exchange
                                  Act of 1934.
                                 Yes [ ] No [X]

                          Table of Documents Submitted
Item

1.     Dividends for the fiscal year ended March 31, 2004.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        KABUSHIKI KAISHA MILLEA HOLDINGS
                                        (Millea Holdings, Inc.)


May 11, 2004                             By: /s/ TETSUYA UNNO
                                            -----------------------------------
                                            General Manager of Corporate Legal
                                             and Risk Management Department

                                                                          Item 1
(English translation)

May 10, 2004
Millea Holdings, Inc.
President: Kunio Ishihara
TSE code number: 8766

Subject: Dividends for the fiscal year ended March 31, 2004

We hereby announce that we have revised our previous forecast of the amount of cash dividends for the fiscal year ended March 31, 2004 as follows.


1. Revised forecast of the amount of cash dividends for the year ended March 31, 2004

-------------------------------------------------------------------------------
                                Dividends per share       Dividends per share
                                   at year end            for the fiscal year
-------------------------------------------------------------------------------
Previous forecast (*1)                     10,000 yen                10,000 yen
-------------------------------------------------------------------------------
Revised forecast                           11,000 yen                11,000 yen
-------------------------------------------------------------------------------
(Reference) Dividends paid
for the fiscal year ended                  10,000 yen                10,000 yen
March 31, 2003
-------------------------------------------------------------------------------
(*1) Announced on November 27, 2003.


2. Principal reasons for the revision

When apportioning profits, we expect to pay stable dividends on our common stock taking into consideration our business results and our expected future environment, subject to having retained earnings and to providing sufficient capital to meet our business needs. In light of the current circumstances and various factors, we intend to propose at the 2nd ordinary general meeting of shareholders to be held at the end of June 2004, the payment of cash dividends for the fiscal year ended March 31, 2004 in the amount of 11,000 yen per share, an increase of 1,000 yen per share from the previous fiscal year.


For further information, please contact:

Masayuki Ito
General Manager and Group Leader
Corporate Planning Dept.
Millea Holdings, Inc.
Phone: 03-6212-3341